20009202

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nasdaq Capital Markets Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 HOWARD STREET, SUITE #4200
(No. and Street)

SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDA CRANE 212-231-5032
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) NY (City) NY (State) (Zip Code)

SEC Mail Processing
FEB 28 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Linda Crane , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nasdaq Capital Markets Advisory, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Linda Crane
Signature

Principal Financial Officer
Title

Notary Public

JOSETTE DAGLIERI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02DA6253807
Qualified in Westchester County
Commission Expires February 20, 2024

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

5 Times Square
New York, NY 10036

Tel: 212-773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of Nasdaq Capital Markets Advisory, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nasdaq Capital Markets Advisory, LLC (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

February 27, 2020

Nasdaq Capital Markets Advisory, LLC

Statement of Financial Condition

December 31, 2019

Assets	
Cash	$ 599,667
Receivables	10,000
Other assets	16,173
Total assets	$ 625,840
Liabilities and member's equity	
Liabilities:	
Payable to Nasdaq, Inc.	$ 371,371
Total liabilities	371,371
Member's equity	254,469
Total liabilities and member's equity	$ 625,840

See accompanying notes to the statement of financial condition.

Nasdaq Capital Markets Advisory, LLC

Notes to Statement of Financial Condition

December 31, 2019

1. Organization and Description of the Business

Nasdaq Capital Markets Advisory, LLC (the "Company") is a wholly owned subsidiary of Nasdaq Corporate Solutions, LLC (the "Parent") which is a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq"). The Company acts as a third-party advisor to privately-held or publicly-traded companies during Initial Public Offerings ("IPO"), follow-on equity offerings, at-the-market equity offerings, private placement offerings and Regulation A equity offerings. The Company's role is limited to providing a company, or an investment bank on behalf of a company, with reports, profiles and other pertinent advisory information. The Company manages and operates their business as one reportable segment.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and in the state of New York. The Company is also a member of Financial Industry Regulatory Authority ("FINRA"). The Company is subject to regulation by the SEC, FINRA, and New York state securities regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the ASC and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2019. The Company's cash is held by one financial institution in a non-interest bearing account which, at times, may exceed federally insured limits.

2. Summary of Significant Accounting Policies (continued)

Advisory Fee Revenues

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Advisory fee revenue is recognized when identified performance obligations are determined to be complete and the income is deemed reasonably determinable.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state income taxes; its income and deductions are included with those of Nasdaq. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" which changes the impairment model for certain financial instruments. The new model is a forward looking expected loss model and will apply to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and trade receivables. For available-for-sale debt securities with unrealized losses, credit losses will be measured in a manner similar to today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The Company adopted this standard on January 1, 2020 using the modified retrospective transition method. Any impact will be recognized as a cumulative-effect adjustment to retained earnings as of the effective date to align our credit loss methodology with the new standard. The Company does not expect the adoption of this new standard to have a material impact on our Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

In December 2019, FASB released Accounting Standards Update ("ASU") 2019-12, "Simplifying the Accounting for Income Taxes," which simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. The Company early adopted this standard for our fiscal year ended December 31, 2019. This adoption did not have a material impact on the Company's Statement of Financial Condition. See Note 4, "Income Taxes" for additional discussion.

3. Related-Party Transactions

Primarily all expenses of the Company are settled on the Company's behalf by Nasdaq and the Parent. These expenses are then charged to the Company, at cost, through intercompany charges, resulting in a payable to Nasdaq.

Nasdaq Corporate Solutions, LLC ("NOCS") agreed to provide the Company with support services, including but not limited to, direct financial and business management support for which the Company will reimburse NOCS an agreed upon amount of $12,200 for these services each month.

At December 31, 2019, $371,371 was recorded in Payable to Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Company, its Parent and the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. The Company records all transactions to and from affiliates, subject to the netting arrangement into a single account.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

4. Income Taxes (continued)

Federal income tax returns for the years 2008 through 2016 are currently under examination by the Internal Revenue Service ("IRS") and we are subject to examination by the IRS for years 2017 and 2018. Several state tax returns are currently under examination by the respective tax authorities for the years 2007 through 2018.

After early adoption of ASU 2019-12, the Company, which is a single-member LLC, is no longer obligated to disclose its tax positions on its stand-alone financials and will instead report them with its Parent. All outstanding tax positions were settled through Payable to Nasdaq, Inc.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $228,296 which was $203,538 in excess of its required minimum net capital of $24,758.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from SEC Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) because the Company carries no margin accounts and does not hold customer funds or safekeeping customer securities.

6. Commitments and Contingent Liabilities

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

7. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include Cash, Receivables, Other assets and Payable to Nasdaq, Inc. The carrying amounts reported in the statement of financial condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

8. Subsequent Events

The Company has evaluated all subsequent events through February 27, 2020, the date as of which these financial statements are available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

EY
Building a better working world

5 Times Square
New York, NY 10036

Tel: 212-773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management of Nasdaq Capital Markets Advisory, LLC

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) Nasdaq Capital Markets Advisory, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2020

Nasdaq

Nasdaq Capital Markets Advisory, LLC
15c3-3 Exemption Report

Nasdaq Capital Markets Advisory, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company met the exemption provisions throughout the most recent fiscal year January 1, 2019 to December 31, 2019 without exception.

I, Linda Crane, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

Linda Crane
Principal Financial & Operations Officer
Nasdaq Capital Markets Advisory, LLC

February 27, 2020
Date

Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of Nasdaq Capital Markets Advisory, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member, management of Nasdaq Capital Markets Advisory, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries within the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NASDAQ CAPITAL MARKETS ADVISORY LLC
505 HOWARD STREET, SUITE #4200
SAN FRANCISCO CA 94105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Crane 212-231-5032

WORKING COPY

2. A. General Assessment (item 2e from page 2) $15.00

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $15.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NASDAQ CAPITAL MARKETS ADVISORY LLC
(Name of Corporation, Partnership or other organization)

Linda Crane
(Authorized Signature)

CFO
(Title)

Dated the 26 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending______________

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $10,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______________

(2) Net loss from principal transactions in securities in trading accounts. ______________

(3) Net loss from principal transactions in commodities in trading accounts. ______________

(4) Interest and dividend expense deducted in determining item 2a. ______________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______________

(7) Net loss from securities in investment accounts. ______________

Total additions ______________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______________

(2) Revenues from commodity transactions. ______________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______________

(4) Reimbursements for postage in connection with proxy solicitation. ______________

(5) Net gain from securities in investment accounts. ______________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________ ______________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______________

Enter the greater of line (i) or (ii) ______________

Total deductions ______________

2d. SIPC Net Operating Revenues $10,000

2e. General Assessment @ .0015 $15.00

(to page 1, line 2.A.)

Statement of Financial Condition

Nasdaq Capital Markets Advisory, LLC
December 31, 2019
With Report of Independent Registered Public Accounting Firm

Nasdaq Capital Markets Advisory, LLC

Statement of Financial Condition

December 31, 2019

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